Page 1 of 12

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          GIGA INFORMATION GROUP, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    37517m109
                                 (CUSIP Number)


                            Christopher E. Nordquist
                             WR Hambrecht & Co. LLC
                                 550 15th Street
                             San Francisco, CA 94107
                                 (415) 551-8657
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    12/31/99
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


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CUSIP No. 37517m109                                                 Page 2 of 12

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                WR Hambrecht & Co. LLC
                943289837
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (SEE INSTRUCTIONS)                                       (a) (X)
                                                                         (b) ( )
--------------------------------------------------------------------------------
3               SEC USE ONLY


--------------------------------------------------------------------------------
4               SOURCE OF FUNDS (SEE INSTRUCTIONS)

                WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              None
OWNED BY EACH
REPORTING
PERSON WITH
               -----------------------------------------------------------------
                8         SHARED VOTING POWER

                          1,553,500
               -----------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER

                          None

               -----------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                          1,553,500
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,553,500
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)( )

--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                15.3%
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                BD
--------------------------------------------------------------------------------


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CUSIP No. 37517m109                                                 Page 3 of 12
                               SCHEDULE 13D

--------------------------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                William R. Hambrecht

--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (SEE INSTRUCTIONS)                                       (a) (X)
                                                                         (b) ( )
--------------------------------------------------------------------------------
3               SEC USE ONLY


--------------------------------------------------------------------------------
4               SOURCE OF FUNDS (SEE INSTRUCTIONS)

                N/A
--------------------------------------------------------------------------------
5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEMS 2(d) or 2(e) (  )
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
--------------------------------------------------------------------------------
                7        SOLE VOTING POWER
NUMBER OF
SHARES                   None
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
               -----------------------------------------------------------------
                8        SHARED VOTING POWER

                         1,553,500
               -----------------------------------------------------------------
                9        SOLE DISPOSITIVE POWER

                         None

               -----------------------------------------------------------------
                10       SHARED DISPOSITIVE POWER

                         1,553,500
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,553,500 (1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ( )

--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                15.3%
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                IN
--------------------------------------------------------------------------------

(1) Mr. Hambrecht has a 24.7% ownership interest in WR Hambrecht & CO. LLC. Mr. Hambrecht disclaims beneficial ownership of all the shares of Giga Information Group, Inc. held directly by the LLC other than with respect to 383,715 shares represented by his proportionate ownership interest in the LLC.

CUSIP No. 37517m109                                                 Page 4 of 12


                            Statement on Schedule 13D

      This  Amendment  No. 1 amends and  supplements  the initial  Statement  on
Schedule 13D of WR Hambrecht & Co. LLC ("LLC") filed with the Securities and Exchange Commission on December 7, 1999 with respect to the beneficial ownership by the LLC of shares of common stock, $0.001 par value per share ("Common Stock"), of Giga Information Group, Inc., a Delaware corporation ("Issuer"). The filing of this Amendment No. 1 is occasioned by the purchase of 113,000 shares as described in Item 5(c) below. Except as set forth below, the information contained in the Original Statement is unchanged.

      To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of the LLC.

ITEM 1.     SECURITY AND ISSUER.

      The Original Statement, as amended by the Amendment No. 1 ("Amended Statement"), relates to shares of the Common Stock, $0.001 par value per share, of Giga Information Group, Inc., a Delaware corporation. The address of the Issuer's principal executive offices is 139 Mainstreet, Cambridge, MA 02142.

ITEM 2.     IDENTITY AND BACKGROUND.

      The Amended Statement is being filed jointly by William R. Hambrecht and the LLC.

      (a)   (i)  WR Hambrecht & Co. LLC.
            (ii) William R. Hambrecht.

      (b) (i) The LLC's principal business address is 550 15th Street, San Francisco, CA 94103. (ii) Mr. Hambrecht's principal address is 550 15th Street, San Francisco, CA 94103.

      (c)   (i) The LLC is a Broker/Dealer.
            (ii) Mr. Hambrecht is the sole Manager of the LLC.

      (d)   During the past five  years,  neither the LLC or Mr.  Hambrecht  has
            been  convicted  in  a  criminal   proceeding   (excluding   traffic
            violations or similar misdemeanors).

      (e) During the past five years, neither the LLC or Mr. Hambrecht has been party to a civil proceeding of a judicial or administrative

CUSIP No. 37517m109                                                 Page 5 of 12


            body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

      (f)   (i)  The LLC is organized under the laws of the State of Delaware.
            (ii) Mr. Hambrecht is a citizen of the United States of America.

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Working Capital of the LLC.

ITEM 4.     PURPOSE OF TRANSACTION.

      The acquisitions of Common Stock by the LLC were made as long-term investments of the LLC. Except as noted below, neither Mr. Hambrecht nor the LLC has any present plans or proposals that relate to or would result in or cause:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b)   an   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 37517m109                                                 Page 6 of 12


      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   any action similar to any of those enumerated above.

      The filing persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) According to the Issuer, there were 10,143,607 shares of Common Stock outstanding as of March 16, 2000. The LLC currently directly owns 1,553,500 shares of the Issuer's Common Stock, representing 15.3% of the outstanding Common Stock. Mr. Hambrecht does not directly own any shares of Common Stock of the Issuer. Mr. Hambrecht, as the sole Manager of the LLC, has indirect beneficial ownership of the 1,553,500 shares of Common Stock owned by the LLC. Mr. Hambrecht also has a 24.7% ownership interest in the corporation that owns 100% of the LLC. Accordingly, Mr. Hambrecht disclaims beneficial ownership of all shares of the Issuer held by the LLC other than with respect to 383,715 shares represented by his proportionate ownership interest in the LLC.

      (b) The LLC and Mr. Hambrecht each have shared voting power and dispositive power over the 1,553,500 shares of Common Stock held by the LLC.

      (c) Except as set forth below, neither Mr. Hambrecht nor the LLC has effected any transaction involving the Issuer's Common Stock during the 60 days prior to the date of this Amended Statement.

            Subsequent to July 15, 1999, the LLC made the following open market purchases of Common Stock (items 9 through 75 were purchases or sales made by the LLC in its capacity as market maker for the Common Stock) (all dates shown are settlement dates except items 3, 6 and 7):

      1. Purchase of 1,200 shares of Common Stock on July 23, 1999 at $6.1247 per share;

      2. Sale of 1,200 shares of Common Stock on July 23, 1999 at $6.4697 per share;

CUSIP No. 37517m109                                                 Page 7 of 12


      3. Purchase of 575,000 shares of Common Stock on September 15, 1999 at $4.5955 per share;

      4. Purchase of 5,000 shares of Common Stock on October 6, 1999 at $4.2513 per share;

      5. Sale of 100 shares of Common Stock on October 13, 1999 at $ 4.4395 per share;

      6. Purchase of 275,000 shares of Common Stock on November 3, 1999 at $2.8126 per share;

      7. Purchase of 175,500 shares of Common Stock on November 15, 1999 at $3.0626 per share;

      8. Sale of 4,900 shares of Common Stock on November 24, 1999 at $4.2119 per share;

      9. Purchase of 1,000 shares of Common Stock on December 23, 1999 at $4.2541 per share;

      10. Sale of 100 shares of Common Stock on December 23, 1999 at $4.595 per share;

      11. Purchase of 100 shares of Common Stock on December 27, 1999 at $4.4153 per share;

      12. Purchase of 1,987 shares of Common Stock on December 28, 1999 at $4.3791 per share;

      13. Sale of 300 shares of Common Stock on December 28, 1999 at $4.8614 per share;

      14. Purchase of 1,000 shares of Common Stock on December 29, 1999 at $4.7541 per share;

      15. Sale of 387 shares of Common Stock on December 29, 1999 at $4.8540 per share;

      16. Purchase of 49,700 shares of Common Stock on December 30, 1999 at $4.5784 per share;

      17. Sale of 400 shares of Common Stock on December 30, 1999 at $4.6148 per share;

      18. Purchase of 62,900 shares of Common Stock on December 31, 1999 at $4.1116 per share;

      19. Sale of 700 shares of Common Stock on December 31, 1999 at $4.2147 per share;

CUSIP No. 37517m109                                                 Page 8 of 12


      20. Sale of 300 shares of Common Stock on January 3, 2000 at $4.5845 per share;

      21. Purchase of 4,500 shares of Common Stock on January 4, 2000 at $4.2510 per share;

      22. Sale of 5,800 shares of Common Stock on January 5, 2000 at $4.1818 per share;

      23. Sale of 1,000 shares of Common Stock on January 6, 2000 at $4.5502 per share;

      24. Purchase of 800 shares of Common Stock on January 11, 2000 at $4.3801 per share;

      25. Sale of 200 shares of Common Stock on January 11, 2000 at $4.3547 per share;

      26. Purchase of 2,400 shares of Common Stock on January 13, 2000 at $4.6753 per share;

      27. Sale of 500 shares of Common Stock on January 13, 2000 at $4.8337 per share;

      28. Purchase of 1,300 shares of Common Stock on January 14, 2000 at $4.7562 per share;

      29. Sale of 800 shares of Common Stock on January 14, 2000 at $5.1778 per share;

      30. Sale of 700 shares of Common Stock on January 18, 2000 at $5.0776 per share;

      31. Purchase of 5,500 shares of Common Stock on January 19, 2000 at $5.9049 per share;

      32. Sale of 6,200 shares of Common Stock on January 19, 2000 at $5.8159 per share;

      33. Purchase of 1,300 shares of Common Stock on January 20, 2000 at $5.7947 per share;

      34. Sale of 4,400 shares of Common Stock on January 20, 2000 at $5.9208 per share;

      35. Purchase of 2,100 shares of Common Stock on January 21, 2000 at $6.0039 per share;

      36. Sale of 1,700 shares of Common Stock on January 21, 2000 at $6.1691 per share;

CUSIP No. 37517m109                                                 Page 9 of 12


      37. Purchase of 1,800 shares of Common Stock on January 24, 2000 at $6.0067 per share;

      38. Sale of 1,000 shares of Common Stock on January 24, 2000 at $6.3707 per share;

      39. Purchase of 1,100 shares of Common Stock on January 25, 2000 at $6.0074 per share;

      40. Purchase of 1,500 shares of Common Stock on January 26, 2000 at $5.8804 per share;

      41. Purchase of 200 shares of Common Stock on January 27, 2000 at $6.3952 per share;

      42. Sale of 4,200 shares of Common Stock on January 27, 2000 at $6.7176 per share;

      43. Purchase of 6,500 shares of Common Stock on January 28, 2000 at $7.0012 per share;

      44. Sale of 4,000 shares of Common Stock on January 28, 2000 at $6.9478 per share;

      45. Purchase of 1,000 shares of Common Stock on January 31, 2000 at $7.0081 per share;

      46. Sale of 2,900 shares of Common Stock on January 31, 2000 at $7.2900 per share;

      47. Purchase of 1,100 shares of Common Stock on February 2, 2000 at $6.7630 per share;

      48. Purchase of 800 shares of Common Stock on February 7, 2000 at $7.0051 per share;

      49. Sale of 100 shares of Common Stock on February 7, 2000 at $7.3344 per share;

      50. Purchase of 100 shares of Common Stock on February 8, 2000 at $7.0403 per share;

      51. Purchase of 800 shares of Common Stock on February 11, 2000 at $8.0051 per share;

      52. Sale of 3,600 shares of Common Stock on February 11, 2000 at $7.5497 per share;

      53. Purchase of 2,453 shares of Common Stock on February 14, 2000 at $10.1005 per share;


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CUSIP No. 37517m109                                                Page 10 of 12


      54. Sale of 12,453 shares of Common Stock on February 14, 2000 at $10.2821 per share;

      55. Purchase of 4,500 shares of Common Stock on February 15, 2000 at $8.3548 per share;

      56. Sale of 2,200 shares of Common Stock on February 15, 2000 at $9.4813 per share;

      57. Purchase of 700 shares of Common Stock on February 16, 2000 at $7.9401 per share;

      58. Sale of 300 shares of Common Stock on February 16, 2000 at $7.9863 per share;

      59. Sale of 2,800 shares of Common Stock on February 17, 2000 at $7.7562 per share;

      60. Purchase of 12,900 shares of Common Stock on February 22, 2000 at $8.0000 per share;

      61. Sale of 1,900 shares of Common Stock on February 23, 2000 at $7.8750 per share;

      62. Sale of 800 shares of Common Stock on February 24, 2000 at $7.8750 per share;

      63. Sale of 2,300 shares of Common Stock on February 28, 2000 at $7.8750 per share;

      64. Sale of 200 shares of Common Stock on February 29, 2000 at $7.8750 per share;

      65. Purchase of 2,200 shares of Common Stock on March 2, 2000 at $8.2391 per share;

      66. Sale of 1,400 shares of Common Stock on March 6, 2000 at $7.8569 per share;

      67. Purchase of 4,400 shares of Common Stock on March 7, 2000 at $8.0355 per share;

      68. Purchase of 1,200 shares of Common Stock on March 15, 2000 at $9.0834 per share;

      69. Sale of 1,200 shares of Common Stock on March 16, 2000 at $8.9893 per share;

      70. Purchase of 400 shares of Common Stock on March 20, 2000 at $8.9689 per share;

CUSIP No. 37517m109                                                Page 11 of 12


      71. Sale of 400 shares of Common Stock on March 21, 2000 at $8.4997 per share;

      72. Sale of 3,500 shares of Common Stock on April 3, 2000 at $11.3636 per share;

      73. Purchase of 3,500 shares of Common Stock on April 4, 2000 at $9.1071 per share;

      74. Purchase of 500 shares of Common Stock on April 5, 2000 at $8.7500 per share; and

      75. Sale of 500 shares of Common Stock on April 5, 2000 at $8.7500 per share;

      (d) Except as set forth in this Amended Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

      (e)   Item 5(e) is not applicable to this Amended Statement.

ITEM 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A - Joint Filing Agreement dated as of April 12, 2000.

CUSIP No. 37517m109                                                Page 12 of 12


                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 12, 2000



                                    /s/ William R. Hambrecht
                                    ------------------------
                                    William R. Hambrecht



                                    WR Hambrecht & Co. Inc.

                                    By: William R. Hambrecht,
                                        Manager

                                    /s/ William R. Hambrecht
                                    ------------------------
                                    William R. Hambrecht

                                    Exhibit A

                             Joint Filing Agreement

      William R. Hambrecht and WR Hambrecht & Co. Inc. ("Filing Persons") hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the common stock, $0.001 par value per share, of Giga Information Group, Inc., a Delaware corporation, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1943, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Person if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.

      IN WITNESS WHEREOF, the undersigned have set their hands this 12th day of April, 2000.



                                    /s/ William R. Hambrecht
                                    ------------------------
                                    William R. Hambrecht




                                    WR Hambrecht & Co. Inc.

                                    By: William R. Hambrecht,
                                        Manager


                                    /s/ William R. Hambrecht
                                    ------------------------
                                    William R. Hambrecht